

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 29, 2010

<u>Via U.S. Mail</u>

Kurtis Cockrum
President, Chairman and Principal Executive Officer
and Principal Accounting Officer
DM Products, Inc.
P.O. Box 2458
Walnut Creek, CA 94595

> **Re: DM Products, Inc.**
> **Amendment No. 3 to Form S-1**
> **Filed September 10, 2010**
> **File No. 333-165961**

Dear Mr. Cockrum:

We have reviewed your responses to the comments in our letter dated August 17, 2010 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing on EDGAR.

<u>Description of Business, page 51</u>

1. We note your response to our prior comment 10 and your revised disclosure. We note in your revised disclosure that the contract between Direct Success, LLC #3 and Banjo Buddies was reduced by two years as a result of the Arbitration settlement. Please clarify the current termination date of the contract. Please also disclose the contract termination date in the Summary, under "Our Business, page 5."

2. Please file the joint venture agreement between Direct Success, Inc. and Buena Vista Infomercial Corporation as an exhibit.

<u>Directors and Executive Officers, page 63</u>

3. It is not clear to us why you have added background information for Mr. Aliano and Mr. Sutman, as they are expected to be officers of the subsidiary, Aliano, Inc., in the event that the company is funded and do not appear to be officers or

directors of DM Products, Inc. Please delete. Refer to Item 401 of Regulation S-K.

Other

4. The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

5. Please provide a currently dated consent from the independent public accountants in any in future amendments.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Linda Cvrkel at (202) 551-3813 or Effie Simpson at (202) 551-3346 if you have questions regarding comments on the financial statements and related matters. Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3210 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: Scott Doney
        Cane Clark
        Fax: (702) 944-7100